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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*



                               SMTC Corporation
                        ------------------------------
                               (Name of Issuer)


                   Common Stock, par value $.01 per share
             --------------------------------------------------
                         (Title of Class of Securities)


                                 832682  10  8
                               -----------------
                                 (CUSIP Number)


                               December 31, 2000
           --------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                              [ ] Rule 13d-1(b)

                              [ ] Rule 13d-1(c)

                              [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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===============================================================================


  CUSIP NO.  832682 10 8
           ----------------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Nichal Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Ontario, Canada

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,189,894

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,189,894

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,189,894

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------



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Item 1(a).   NAME OF ISSUER

   The name of the issuer to which this filing on Schedule 13G relates is SMTC Corporation (the "Company").

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

   The principal executive offices of the Company are located at 635 Hood Road, Markham, Ontario, Canada L3R 4N6

Item 2(a).   NAME OF PERSON FILING

   This Statement is being filed on behalf of Nichal Inc., a corporation formed under the laws of the province of Ontario ("Nichal"). Mr. Derrick D'Andrade is the President and sole stockholder of Nichal and may be deemed to beneficially own any shares held by Nichal.

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

   Nichal Inc., Derrick D'Andrade, President,
   c/o SMTC Corporation
   635 Hood Road, Markham
   Ontario, Canada
   L3R 4N6

Item 2(c).   CITIZENSHIP

   Incorporated by reference from Item 4 of the Cover page.


Item 2(d).   TITLE OF CLASS OF SECURITIES

   The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.


Item 2(e).   CUSIP NUMBER

   The CUSIP number of the Company's Common Stock is 832682 10 8.

Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13D-1(B) OR 240.13D-
  2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:   Not applicable.
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(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15
         U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [  ] An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f) [  ] An employee benefit plan or endowment fund in accordance with
         (S)240.13d-1(b)(1)(ii)(F).
(g) [  ] A parent holding company or control person in accordance with
         (S)240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [  ] Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

    [  ] IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13D-1(C), CHECK THIS
         BOX.


Item 4.  OWNERSHIP
Item 4(a).  AMOUNT BENEFICIALLY OWNED

   As of the close of business on December 31, 2000, Nichal owned 814,176 shares of Common Stock of the Company and 375,718 Exchangeable shares of SMTC Manufacturing Corporation of Canada convertible into 375,718 shares of Common Stock of the Company.

Item 4(b).  PERCENT OF CLASS

   As of the close of business on December 31, 2000, Nichal owned 5.4% of the Common Stock outstanding of the Company. The aggregate percentage of Common Stock reported owned is based upon 21,888,453 shares of Common Stock outstanding, which is the total number of Common Stock outstanding as of February 5, 2001 based on representations made by the Company's transfer agent, Mellon Investor Services, LLC.

Item 4(c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

      (i)   sole power to vote or to direct the vote:
            Incorporated by reference of Item 5 of the Cover Page.
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      (ii)  shared power to vote or to direct the vote:
            Incorporated by reference of Item 6 of the Cover Page.

      (iii) sole power to dispose or to direct the disposition of:
            Incorporated by reference of Item 7 of the Cover Page.

      (iv)  shared power to dispose or to direct the disposition of:
            Incorporated by reference of Item 8 of the Cover Page.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.


Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.


Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not Applicable.


Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.


Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.
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Item 10. CERTIFICATION

         By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated: February 7, 2001

                                NICHAL INC.

                                          By:  /s/ Derrick D'Andrade
                                              __________________________________
                                              Name:  Derrick D'Andrade
                                              Title:    President